SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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IN THE MATTER OF                                      CERTIFICATE
FIRSTENERGY CORP.                                     PURSUANT TO
                                                      RULE 24
File No. 70-10138

(Public Utility Holding Company Act of 1935)
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     This Certificate of Notification pursuant to Rule 24 under the Public
Utility Holding Company Act of 1935, as amended (the "Act"), is filed by FirstEnergy Corp. ("FirstEnergy"), a registered holding company, in connection with FirstEnergy's indirect acquisition of a membership interest in PowerTree Carbon Company, LLC ("PowerTree"), a Delaware limited liability company, as authorized by Order of the Securities and Exchange Commission (the "Commission") dated November 10, 2003, in this proceeding (Holding Co. Act Release No. 27756). FirstEnergy hereby certifies to the Commission pursuant to Rule 24 that FirstEnergy, through its indirect wholly-owned non-utility subsidiary, FirstEnergy Generation Corp., has acquired a membership interest in PowerTree and made its initial capital contribution to PowerTree.

     A "past tense" opinion of counsel is filed as Exhibit F hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                         FirstEnergy Corporation


                                         By: /s/ Harvey L. Wagner
                                                 ----------------
                                         Name:   Harvey L. Wagner
                                         Title:  Vice President and
                                                 Controller


Dated:  December 18, 2003